UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 36)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III

Chief Executive Officer

STATION CASINOS, INC.

1505 South Pavilion Center Drive,

Las Vegas, Nevada 89135

(702) 367-2411

with a copy to:

Kenneth J. Baronsky, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, California 90017

(213) 892-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blake L. Sartini

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delise F. Sartini

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

                EXPLANATORY NOTES: This final amendment to Schedule 13D (this “Schedule 13D”), among other things, amends and supplements each of the Schedules 13D originally filed by Blake L. Sartini (“Mr. Sartini”) and Delise F. Sartini (“Mrs. Sartini”) on June 10, 1993, and all amendments thereto (collectively, the “Sartini Schedules 13D”).  Each of Mr. and Mrs. Sartini is a Reporting Person hereunder (together, the “Reporting Persons”).  Except as provided herein, this Schedule 13D does not modify any of the information previously reported on the Sartini Schedules 13D or any amendment thereto.  Capitalized terms used but not defined in this Schedule 13D shall have the meanings ascribed thereto in the Sartini Schedules 13D.

                This Schedule 13D is filed by the Reporting Persons to report the disposition of all the Station Common Stock owned by the Reporting Persons. Accordingly, this is the Reporting Persons’ final amendment to the Sartini Schedules 13D and is an exit filing.

Item 4. Purpose of Transaction

On November 7, 2007, Station Casinos, Inc., a Nevada corporation (the “Issuer”) completed its merger (the “Merger”) with FCP Acquisition Sub, a Nevada corporation (“Merger Sub”), pursuant to which Merger Sub merged with and into the Issuer with the Issuer continuing as the surviving corporation. The Merger was completed pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 23, 2007 and amended as of May 4, 2007, among the Issuer, Fertitta Colony Partners LLC, a Nevada limited liability company (“Parent”), and Merger Sub. At the effective time of the Merger, each share of Station Common Stock (other than shares of Station Common Stock owned by Parent, Merger Sub, FCP Holding, Inc., a Nevada corporation (“FCP Holding”), Fertitta Partners LLC, a Nevada limited liability company (“Fertitta Partners”), or any wholly-owned subsidiary of the Issuer and other than shares of Station Common Stock held in treasury) was canceled and converted into the right to receive $90.00 in cash, without interest.  As a result of the Merger, the Issuer is now directly owned by FCP Holding, a wholly owned subsidiary of Parent, Fertitta Partners and FCP Voteco, LLC, a Nevada limited liability company, and Mr. and Mrs. Sartini no longer beneficially own any shares of Station Common Stock.

The information set forth in this Item 4 shall be deemed to supplement Item 4 of each of the Sartini Schedules 13D.

Item 5. Interest in Securities of the Issuer

(a) None.

(b) None.

(c) The following transactions were effected in shares of Station Common Stock on November 7, 2007 in connection with the completed Merger of Merger Sub with and into the Issuer:

(1) Affiliates of Mr. and Mrs. Sartini contributed 1,653,984 shares of Station Common Stock beneficially owned by Mr. and Mrs. Sartini to Fertitta Partners in exchange for membership interests in Fertitta Partners.  Such shares of Station Common Stock were converted into shares of non-voting common stock of Station upon consummation of the Merger. The non-voting common stock of Station is not registered pursuant to Section 12 of the Exchange Act; and

(2) 2,232,437 shares of Station Common Stock beneficially owned by Mr. and Mrs. Sartini were cancelled and converted into the right to receive $90.00, without interest, pursuant to the Merger Agreement.

(d) None.

(e) Mr. and Mrs. Sartini ceased to be the beneficial owners of more than five percent of Station Common Stock on November 7, 2007 in connection with the completed Merger of Merger Sub with and into the Issuer.

This Item 5 shall be deemed to amend and restate Item 5 of each of the Sartini Schedules 13D in their entirety.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
Exhibit 7.01	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2007
Date

/s/ Blake L. Sartini
Blake L. Sartini

/s/ Delise F. Sartini
Delise F. Sartini